

August 29, 2014

Via E-mail
Mr. Claudio Zezza
Chief Financial Officer
TIM Participacoes S.A.
Avenida das Americas, 3,434 - 7° andar
22640-102 Rio de Janeiro, RJ, Brazil

> **Re: TIM Participacoes S.A.**
> **Form 20-F for the Year Ended December 31, 2013**
> **Filed April 15, 2014**
> **File No. 001-14491**

Dear Mr. Zezza:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

General

1.   We note references to Cuba on your website. We note also that Section 8(q) to the TIM Celular promissory note filed as Exhibit 4.1 to your Form 20-F refers to TIM Celular's existing international roaming agreements entered into with companies located in Sudan and Cuba. Sudan and Cuba are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. You do not include in the Form 20-F disclosure about contacts with Sudan and Cuba. Please describe to us the nature and extent of your past, current, and anticipated contacts with Sudan and Cuba, including through subsidiaries, affiliates, customers, joint venture partners, or other direct or indirect arrangements. In this regard, we note recent news articles reporting that Telecom Italia and Telefonica provide services in Sudan, Cuba and/or Syria. Syria is also designated as a state sponsor of terrorism, and is subject to U.S. economic sanctions and export controls. Please also provide the information requested above for Syria. You should describe any products, equipment, components,

technology or services you have provided to Sudan, Cuba and Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities controlled by those governments.

2.   Please discuss the materiality of any contacts with Sudan, Cuba and Syria described in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan, Cuba and Syria.

Item 5. Operating and Financial Review and Prospects

Results of Operations for the Year Ended December 31, 2013 Compared to the Year Ended December 31, 2012, pages 79-82

3.   We note on page 16 that your "significant market power" classification by Anatel in November 2012 may adversely impact your future results of operations. Please discuss the impact on such classification on your 2013 results of operations including revenues as compared to 2012.

Financial Statements

Note 40. Financial instatements and risk management, page F-77

4.   We note your response to comment 1 in your letter dated July 12, 2013. Please tell us why the disclosures you proposed to provide in future filings were not included here.

Leverage, page F-84

5.   We note your response to comment 3 in your letter dated July 12, 2013. Please tell us why the discussion you proposed to provide in future filings was not included in your discussion of liquidity and capital resources on pages 90 through 94.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Staff Attorney, at (202) 551-6971 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director